For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Reports Positive Platinum Metal Concentration Results for River Valley PGM Project near Sudbury, Ontario

Vancouver, British Columbia, April 10, 2013 – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to report positive metallurgical testwork results for drill core composites from its 100% owned River Valley PGM deposit, near Sudbury in Ontario. The testwork completed by SGS Canada Inc. (SGS) of Lakefield, Ontario, involved Bond grindability and abrasion studies, sample compositing, physical and chemical analyses, and bench scale flotation tests to make high-grade sulphide concentrate.  Results show that the platinum group metals (PGM) float with copper-nickel sulphides, and therefore demonstrate potential for a sulphide concentrator to effectively process River Valley deposit material. SGS recommend additional testwork to determine the optimal grind size for PGM separation and further improve concentrate grade and metal recovery. A copy of the SGS report is available for viewing on the Company’s website.

“PFN is very encouraged by these initial metallurgical results, which demonstrate good metal recoveries from the River Valley PGM deposit”, said Dr. William Stone, President & COO.  “The results are close to North American Palladium’s Lac des Iles Mine results during operation of their big open pit mine.  However, more extensive testwork on River Valley is required to improve metal recoveries. The PGM mineralization extends for 10 km along strike and shows high-grade pods, patches and domains which extend from surface to the depth of drilling, generally less than 250 metres deep. In evaluating the metallurgical results, the Company plans to follow-up with expanded testwork and larger sampling programs to further advance River Valley towards a Preliminary Economic Assessment study”.

TESTWORK RESULTS

Metallurgical testwork was carried out on an Overall Composite sample prepared from half-core intervals from the Dana North Zone (DNZ) and the Dana South Zone (DSZ) of the River Valley PGM deposit (Figure 1). Testwork involved mineralogical and chemical analysis, Bond Rod and Ball mill grindability, and Bond abrasion testing on each of the Dana North and Dana South Zone composites. Mineralogical analysis determined that the main minerals are amphibole/pyroxene and plagioclase, consistent with gabbro-norite intrusive host rock type.  Chalcopyrite is the sole copper mineral phase and pentlandite the primary nickel sulphide phase.  However, sulphides hold only 35% to 45% of the total nickel; the remaining percentage is held in silicates and therefore unrecoverable. The Bond rod mill grindability tests at 14 mesh of grind (1180 micrometres) identified each of the two composites as very hard, with Rod Mill Work Index at ~20.0 kWh/t.  A Bond ball mill grindability test at 150 mesh (106 micrometres) identified each of the two composites as hard to very hard, with a Ball Mill Work Index of 18.8 kWh/t for DNZ and 19.5 kWh/t for DSZ.  The Bond Abrasion tests determined each composite to be in the moderate to hard abrasive range.

Flotation testwork was completed on the Overall composite in order to: 1) develop a viable flowsheet; 2) evaluate parameters such as primary grind and regrind fineness, reagents and dosages; and 3) generate a concentrate that targeted a grade of ~200 g/t PGM.  Eleven rougher kinetics tests were performed to evaluate effective reagents, dosages, flotation time and primary grind fineness. Cleaner tests were undertaken to investigate cleaner circuit configuration, depressants and regrind fineness.  The best test produced a concentrate grading 8.94% copper, 1.22% nickel and 109 g/t PGM at recoveries of 86.8% for copper, 26.7% for nickel and 73.1% for PGM.

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A single locked cycle test (LCT) was completed applying the flowsheet and conditions of the final cleaner test (Figure 2).  The primary grind was at P80 = 71 µm and the regrind at P80 = 19 um.  The LCT produced a concentrate grading 15.5% copper, 1.67% nickel and 189 g/t PGM at recoveries of 84.4% copper, 22.2% nickel and 68.7% PGM (Table 1). The 3rd cleaner concentrate from the LCT was submitted for multi-element analysis. In addition to platinum, palladium, gold, copper and nickel, which would all be payable, rhodium, cobalt and silver are present a levels which are likely also be payable.  Conversely, contents of magnesium, arsenic, antimony, bismuth, and selenium are all below the problematic limits for marketability.

RECOMMENDATIONS

SGS make the following recommendations for further testwork on River Valley:

1.	Further investigate the effect of primary grind size on flotation recovery;

2.	Flotation optimization testing in order to achieve further improvement of concentrate grade and metal recovery; and

3.	Flotation and grindability variability testing on the composite samples in order to identify the variability of flotation performance. Subsequently, variability testing should be extended to investigate a broader range of samples from each of the mineralized zones at River Valley, to investigate the effect of feed grade and rock type on metallurgy.

Figure 1. The location of the resources on a simplified geological map of the River Valley property.

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Figure 2. Flow sheet for Locked Cycle Test by SGS.

Table 1. Metallurgical results for the Locked Cycle Test by SGS.

DANA NORTH AND DANA SOUTH ZONES

Dana North and Dana South are the two northernmost zones of PGM mineralization in the River Valley deposit and are readily accessible via the main access road into the property.  The two mineralized zones have been defined in mapping, trenching and drilling programs for 1200 metres along strike and up to 400 metres below surface.  At 0.8 g/t PdEq cut-off grade, Dana North and Dana South collectively contain about 40 Mt grading 1.5 g/t PdEq, all in measured and indicated resources (see Company website for details).

QUALIFYING STATEMENTS

The technical content of this new release has been prepared, reviewed and approved by Dr. William Stone, P.Geo., and President & COO of PFN, a Qualified Person under the provisions of National Instrument 43-101. Mr. Al Hayden, P.Eng. and Associate of NordPro Mine & Project Management Services (Thunder Bay) has been hired by PFN as its metallurgical consultant to supervise the study and review results.

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley Project is one of the largest undeveloped PGM deposits in Canada. The project has excellent infrastructure support and is located within 100 km of Sudbury, Ontario, Canada’s largest nickel-copper-PGM mining and metal recovery centre.  At a cut-off grade of 0.8 g/t PdEq, the NI43-

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101 compliant mineral resource estimation for River Valley contains 91 Mt grading 1.4 g/t PdEq in the measured and indicated classifications for 2.5 Moz PGM plus Au, and an additional 36 Mt grading 1.1 g/t PdEq in the inferred classification for 600,000 ozs PGM plus gold (see Company website www.pfncapital.com and technical report on www.sedar.com for details).

About Pacific North West Capital Corp

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel-copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. PFN also has PGM and nickel-copper projects and properties in northwest Ontario, Saskatchewan, and Alaska. The Company continues to evaluate PGM and nickel-copper properties and projects in North America for potential acquisition opportunities.

For further information, please visit PFN’s website at www.pfncapital.com or send requests to:

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital Corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital Corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements

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